13013469

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
400

19
3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65628 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd, Suite 1200
(No. and Street)

| Dallas | TX | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colin McGrady - (214) 871-5405
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

| 14755 Preston Road, Suite 320 | Dallas | TX | 75254 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





EM
3/8/13

# OATH OR AFFIRMATION

I, Colin McGrady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

HEATHER NICOLE TEER
Notary Public, State of Texas
My Commission Expires
August 27, 2016

Signature

MANAGER
Title

Heather N. Teer
Notary Public
2/21/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT | PARTNERS

*CP COGENT SECURITIES, LP*

**FINANCIAL STATEMENTS**
**AND INDEPENDENT AUDITOR'S REPORT**

**YEARS ENDED**
**DECEMBER 31, 2012 AND 2011**

2101 CEDAR SPRINGS ROAD SUITE 1200 DALLAS, TX 75201 TEL 214.871.5400 FAX 214.871.5401

*CP COGENT SECURITIES, LP*

**INDEX TO FINANCIAL STATEMENTS**

HEIN

Hein & Associates LLP
14755 Preston Road, Suite 320
Dallas, Texas 75254

www.heincpa.com
P 972.458.2296
F 972.788.4943

# INDEPENDENT AUDITOR'S REPORT

To the Board of Managers
CP Cogent Securities, LP

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of CP Cogent Securities, LP (the "Partnership") as of December 31, 2012 and 2011, and the related statements of income, changes in partners' capital, and cash flows for each of the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's* **Responsibility** *for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Board of Managers
CP Cogent Securities, LP

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Dallas, Texas
February 21, 2013

*CP COGENT SECURITIES, LP*

**STATEMENTS OF FINANCIAL CONDITION**

| | DECEMBER 31, 2012 | DECEMBER 31, 2011 |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ 17,021,301 | $ 7,476,482 |
| Accounts receivable | 1,587,761 | 5,719,198 |
| Prepaid expenses | 4,516 | 6,411 |
| Total assets | $ 18,613,578 | $ 13,202,091 |
| **LIABILITIES AND PARTNERS' CAPITAL:** | | |
| Accounts payable and accrued expenses | $ 54,696 | $ 37,236 |
| State income taxes payable | 185,621 | 226,954 |
| Due to affiliate | 4,632,481 | 5,661,276 |
| Total liabilities | 4,872,798 | 5,925,466 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 2 and 6) | | |
| **PARTNERS' CAPITAL** | 13,740,780 | 7,276,625 |
| Total liabilities and partners' capital | $ 18,613,578 | $ 13,202,091 |

***See accompanying notes to these financial statements.***

*CP COGENT SECURITIES, LP*

**STATEMENTS OF INCOME**

| | For the Years Ended December 31, 2012 | 2011 |
|---|---|---|
| **REVENUE:** | | |
| Transaction income | $ 30,214,167 | $ 26,731,578 |
| Interest | 16,857 | 10,366 |
| Total revenues | 30,231,024 | 26,741,944 |
| **EXPENSES:** | | |
| Employee compensation and benefits | 12,079,105 | 8,601,844 |
| Regulatory fees and expenses | 113,449 | 97,945 |
| Other expenses | 3,254,755 | 3,225,796 |
| Total expenses | 15,447,309 | 11,925,585 |
| **INCOME BEFORE STATE INCOME TAXES** | 14,783,715 | 14,816,359 |
| **STATE INCOME TAXES** | 319,560 | 287,004 |
| **NET INCOME** | $ 14,464,155 | $ 14,529,355 |

***See accompanying notes to these financial statements.***

*CP COGENT SECURITIES, LP*

**STATEMENTS OF CHANGES IN PARTNERS' CAPITAL**

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| **BALANCES**, January 1, 2011 | $ 4,749 | $ 4,742,521 | $ 4,747,270 |
| Distributions | (12,000) | (11,988,000) | (12,000,000) |
| Net income | 14,529 | 14,514,826 | 14,529,355 |
| **BALANCES**, December 31, 2011 | 7,278 | 7,269,347 | 7,276,625 |
| Distributions | (8,000) | (7,992,000) | (8,000,000) |
| Net income | 14,464 | 14,449,691 | 14,464,155 |
| **BALANCES**, December 31, 2012 | $ 13,742 | $ 13,727,038 | $13,740,780 |

***See accompanying notes to these financial statements.***

*CP COGENT SECURITIES, LP*

**STATEMENTS OF CASH FLOWS**

| | For the Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 14,464,155 | $ 14,529,355 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Accounts receivable | 4,131,437 | (3,257,558) |
| Prepaid expenses | 1,895 | (3,801) |
| Accounts payable and accrued expenses | 17,460 | 1,184 |
| State income taxes payable | (41,333) | 87,943 |
| Due to affiliate | (1,028,795) | (259,757) |
| Net cash provided by operating activities | 17,544,819 | 11,097,366 |
| **CASH FLOWS FROM FINANCING ACTIVITIES –** | | |
| Partners' capital distributions | (8,000,000) | (12,000,000) |
| **NET INCREASE (DECREASE) IN CASH** | 9,544,819 | (902,634) |
| **CASH**, beginning of year | 7,476,482 | 8,379,116 |
| **CASH**, end of year | $ 17,021,301 | $ 7,476,482 |
| **SUPPLEMENTAL INFORMATION:** | | |
| Cash paid for state income taxes | $ 141,354 | $ 191,377 |

***See accompanying notes to these financial statements.***

## NOTES TO FINANCIAL STATEMENTS

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of CP Cogent Securities, LP (the "Partnership") is presented to assist in understanding the Partnership's financial statements. The financial statements and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

*Organization*
The Partnership is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the "General Partner"), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the "Limited Partner"). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

*Cash*
Cash includes cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

*Accounts Receivable*
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. No interest is charged on past-due balances. At December 31, 2012 and 2011, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the years ended December 31, 2012 or 2011.

*Concentrations of Credit Risk*
For the year ended December 31, 2012, three customers accounted for approximately 56% of total transaction income, with no outstanding balances due at December 31, 2012. Three other customers accounted for 91% of total accounts receivable at December 31, 2012.

For the year ended December 31, 2011, four customers accounted for approximately 65% of total transaction income. Accounts receivable from these customers accounted for 84% of total accounts receivable at December 31, 2011. One other customer accounted for 9% of total accounts receivable at December 31, 2011.

*Fair Value of Financial Instruments*
The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturities of these instruments.

*Income Taxes*
The Partnership joins other affiliates owned by the General Partner in filing consolidated state tax returns. The policy of the General Partner for intercompany allocation of state taxes provides that the subsidiary should compute the provision for income taxes on a separate-company basis.

Because the Partnership is a limited partnership, the income or loss of the Partnership for federal income tax purposes is included in the tax returns of the individual partners. Accordingly, no recognition has been given to federal income taxes in the accompanying financial statements.

The Partnership is subject to state and local taxes in both Texas and New York. The Partnership pays these state and local taxes on behalf of the partners and they are recorded as state income tax expense in the accompanying statement of income.

Based on management's analysis, the Partnership did not have any uncertain tax positions as of December 31, 2012 or 2011. The Partnership's federal income tax returns for the periods subsequent to December 31, 2009 remain open for examination by taxing authorities. State income tax returns for Texas and New York for the periods subsequent to December 31, 2008 and 2009, respectively, remain open for examination by taxing authorities. Interest and penalties, and the associated tax expense related to uncertain tax positions, when applicable, will be recorded in income tax expense as the positions are recognized. At December 31, 2012 and 2011, there were no income tax interest or penalty items recorded in the income statement or as a liability on the balance sheet.

*Use of Estimates in the Preparation of Financial Statements*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable, allocations of expenses under an expense-sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

*Revenue Recognition*
The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

*Comprehensive Income*
The Partnership had no elements of comprehensive income other than net income for the years ended December 31, 2012 or 2011.

## 2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2012, the Partnership had net capital of $12,148,503, which was $11,823,650 in excess of its minimum net capital requirement of $324,853. The Company handled no customer securities or accounts during the years ended December 31, 2012 or 2011 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part IIA) as of December 31, 2012 and 2011, does not differ from the schedule in the Supplemental Material.

## 3. RELATED PARTY TRANSACTIONS

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the years ended December 31, 2012 and 2011, the Partnership reimbursed the Limited Partner $15,137,242 and $11,768,797, respectively, for these expenses. Amounts due to the Limited Partner totaled $4,632,481 and $5,661,276, respectively, for allocated expenses that had not been reimbursed.

## 4. PARTNER'S CAPITAL

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $8,000,000 and $12,000,000 for the years ended December 31, 2012 and 2011, respectively.

## 5. RETIREMENT PLAN

The General Partner and the Partnership sponsor a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The General Partner may make discretionary matching and profit-sharing contributions to the Plan. The General Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment. Expenses with respect to the Plan for the years ended December 31, 2012 and 2011 were $260,972 and $223,188, respectively.

## 6. Commitments and Contingencies,

The General Partner and the Partnership lease office space under various operating lease agreements in connection with an expense-sharing agreement. The Partnership's portion of rent expense under the expense-sharing agreement for the years ended December 31, 2012 and 2011 was $662,411 and $602,257, respectively.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

| | |
|---|---|
| 2013 | $ 858,492 |
| 2014 | 717,351 |
| 2015 | 717,351 |
| 2016 | 723,141 |
| 2017 | 745,632 |
| Thereafter | 891,735 |
| | $ 4,653,702 |

## 7. Subsequent Events

The Partnership has evaluated subsequent events through February 21, 2013, the date these financial statements were available for issuance. Material subsequent events are as follows:

# SUPPLEMENTARY INFORMATION

*CP COGENT SECURITIES, LP*

**SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES ACT OF 1934**

DECEMBER 31, 2012

| | |
|---|---|
| **NET CAPITAL** | |
| Total partners' capital | $ 13,740,780 |
| Less nonallowable assets: | |
| Accounts receivable | 1,587,761 |
| Prepaid expenses | 4,516 |
| Net capital | $ 12,148,503 |
| **AGGREGATE INDEBTEDNESS** | |
| Total liabilities | $ 4,872,798 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 324,853 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 324,853 |
| Net capital in excess of required minimum | $ 11,823,650 |
| Percentage of aggregate indebtedness to net capital | 40% |

**STATEMENT PURSUANT TO RULE 17A-5(D)(4):**
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

***See independent auditor's report and accompanying notes to financial statements.***

*CP COGENT SECURITIES, LP*

**Schedule II**
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2012

**Exemptive Provisions**
The Partnership has claimed an exemption from Rule 15c3-3 under Section k(2)(i).

***See independent auditor's report and accompanying notes to financial statements.***

HEIN

Hein & Associates LLP
14755 Preston Road, Suite 320
Dallas, Texas 75254

www.heincpa.com
P 972.458.2296
F 972.788.4943

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Managers
CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements of CP Cogent Securities, LP (the "Partnership"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
February 21, 2013

HEIN

# *CP COGENT SECURITIES, LP*

## AGREED-UPON PROCEDURES ON FORM SIPC-7

## DECEMBER 31, 2012

This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

*CP COGENT SECURITIES, LP*

**INDEX TO AGREED-UPON PROCEDURES ON FORM SIPC-7**

HEIN

Hein & Associates LLP
14755 Preston Road, Suite 320
Dallas, Texas 75254

www.heincpa.com
P 972.458.2296
F 972.788.4943

# INDEPENDENT ACCOUNTANT'S REPORT

Board of Managers
CP Cogent Securities, LP
2101 Cedar Springs Road, Suite 1200
Dallas, Texas 75201

Attention: Erich B. Ephraim

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by CP Cogent Securities, LP (the "Partnership"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, SIPC, solely to assist you and these other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported of the audited financial statements for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting differences relating to the exclusion of non-revenue generating reimbursable expenses.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
February 21, 2013

**SIPC-7**

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065628 FINRA DEC
CP COGENT SECURITIES LP 17*17
2101 CEDAR SPRINGS RD STE 1200
DALLAS TX 75201-1598

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 74,707

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 21,011 )

______________________
Date Paid

C. Less prior overpayment applied ( ______ )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 53,696

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 53,696

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CP Cogent Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 18 day of January, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 29,882,660

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 29,882,660

2e. General Assessment @ .0025 $ 74,707

(to page 1, line 2.A.)